                    Exhibit 99.1
Press Release

Cognyte to Announce Second Quarter Financial Results on September 20, 2021

Herzliya, Israel – September 9, 2021 – Cognyte Software Ltd. (NASDAQ: CGNT) will conduct a conference call on Monday, September 20, 2021 at 8:30am ET to review its second quarter financial results for the period ending July 31, 2021. An earnings press release will be issued prior to the conference call.

A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website. The conference call can also be accessed live via telephone at (800) 708-4540 (United States and Canada) and (847) 619-6397 (International). The passcode is 50218265. Please dial in 5-10 minutes prior to the scheduled start time.

About Cognyte Software
Cognyte Software Ltd. (formerly a Verint Systems Inc. company) is a global leader in security analytics software that empowers governments and enterprises with Actionable Intelligence for a Safer World™. Our open software fuses, analyzes, and visualizes disparate data sets at scale to help security organizations find the needles in the haystacks. Over 1,000 government and enterprise customers in more than 100 countries rely on Cognyte’s solutions to accelerate security investigations and connect the dots to successfully identify, neutralize, and prevent threats to national security, business continuity, and cyber security. Learn more about how we empower our customers to create a safer world with Actionable Intelligence® at www.cognyte.com.

COGNYTE, ACTIONABLE INTELLIGENCE, and ACTIONABLE INTELLIGENCE FOR A SAFER WORLD are trademarks of Cognyte Software or its subsidiaries. Cognyte Software and other parties may also have trademark rights in other terms used herein.

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Contact:
Media Relations
Amit Daniel
Cognyte Software
amit.daniel@cognyte.com

Investor Relations
Matthew Frankel, CFA
Cognyte Software
IR@cognyte.com